Exhibit 77(E)

	The Trust is one of numerous defendants (''Lenders'') that have been named in an adversary proceeding pending in the Bankruptcy Court of the Southern District of Florida (the "Court"). The action, entitled In re Tousa Inc., et al., was filed on July 15, 2008, by the Official Committee of Unsecured Creditors of home building companies to which the Lenders loaned money through different lending facilities. An amended complaint was filed on October 17, 2008. Plaintiff alleges that monies used to repay the Lenders should be avoided as fraudulent and preferential transfers under the bankruptcy laws. More specifically, Plaintiff alleges that subsidiaries of the home building companies were allegedly forced to become co-borrowers and guarantors of the monies used to repay the Lenders, and that the subsidiaries did not receive fair consideration or reasonably equivalent value when they transferred the proceeds to repay the Lenders. Plaintiff seeks to avoid the transfers and other equitable relief. The Trust and the other Lenders are named as defendants in two separate lending capacities; first, as lenders in a credit agreement (the "Credit Lenders"); and second, as lenders in a term loan (the "Term Loan Lenders"). The Trust, as Credit Lender, moved to dismiss the amended complaint. The Court denied the motion to dismiss on December 4, 2008. The Trust and the other Credit Lenders filed a motion for leave to appeal the dismissal, which was denied on February 23, 2009. Plaintiff thereafter filed a Second Amended Complaint that was superseded by a Third Amended Complaint. The Trust filed two answers to the Third Amended Complaint in its respective capacities as a Credit Lender and a Term Loan Lender. The Court has ordered that all parties take part in a mediation to be held in March 2009.
	The Trust is also one of the defendants that have been named in an adversary proceeding pending in the United States District Court for the Southern District of New York. The action, entitled Robertson v. Arch et al., was filed on January 26, 2009, by certain individual holders of auction rate preferred securities ("ARPS") issued by certain Van Kampen funds, including the Trust. The suit names the relevant funds and the funds' trustees as defendants. The complaint alleges breach of fiduciary duty for failure to
redeem the ARPS.   It seeks, among other things, an order
compelling the redemption of plaintiffs' ARPS and consequential damages.


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